UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from_________ to _____________
Commission File Number 1-8514
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
M-I RETIREMENT PLAN
P.O. BOX 42842
HOUSTON, TX 77242-2842
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Smith International, Inc.
1310 Rankin Road
Houston, Texas 77073

M-I RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
M-I Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the M-I Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Administrative Committee. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE, LLP
Houston, Texas
June 23, 2010

M-I RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments, at fair value	$375,342,028	$314,879,732

Receivables –
Company contributions	3,601,702	6,193,389
Participant contributions	471,875	526,434

Total receivables	4,073,577	6,719,823

NET ASSETS AVAILABLE FOR BENEFITS	379,415,605	321,599,555

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(955,280)	572,162

NET ASSETS AVAILABLE FOR BENEFITS	$378,460,325	$322,171,717

The accompanying notes are an integral part of these financial statements.

M-I RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
ADDITIONS:
Investment income –
Interest and dividend income	$9,651,352
Net appreciation in fair value of investments (Note 7)	50,518,278

Net investment income	60,169,630

Company contributions, net of forfeitures	11,795,614
Participant contributions	18,568,537
Rollover	347,443
Transfers from other plans, net	2,283,881

Total additions	93,165,105

DEDUCTIONS:
Benefit payments	36,759,500
Administrative expenses	116,997

Total deductions	36,876,497

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	56,288,608

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	322,171,717

END OF YEAR	$378,460,325

The accompanying notes are an integral part of this financial statement.

M-I RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS
The following description of the M-I Retirement Plan (the “Plan”) provides only general information about the Plan’s provisions in effect for the Plan year ended December 31, 2009. Participants should refer to the Plan document for a more complete explanation of the Plan’s provisions.
General and Eligibility
The Plan is a defined contribution plan of M-I L.L.C. (the “Company”). The Company is a majority-owned subsidiary of Smith International, Inc. (“Smith”). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of the date the employee completes 30 days of continuous active service and the date on which the employee attains the age of 18.
Administration and Trustee
The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan’s operations are monitored by an administrative committee (the “Administrative Committee”) which is comprised of officers and employees of the Company or of Smith. Vanguard Fiduciary Trust Company (“Vanguard Trust” or the “Trustee”) is the trustee of all investments held by the Plan.
Contributions
The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the “Code”). Employees who are eligible to participate in the Plan and who do not affirmatively elect to 1) not make elective contributions or 2) defer another designated percentage as an elective contribution, will be deemed to have made an automatic elective contribution of three percent of base compensation. At its discretion, the Company may make basic, matching and in certain cases, discretionary matching contributions to each participant’s account under the Plan. Participants are eligible to receive a basic contribution equal to three percent of qualified compensation, and a full match on employee contributions of up to 1 1/2 percent of qualified compensation. In addition, the Company may provide discretionary profit-sharing contributions and discretionary profit-sharing matching contributions based upon financial performance to participants who are employed by M-I L.L.C. on December 31.
Vesting
Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65, participants become fully vested in Company contributions and related earnings.
The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith, Wilson Industries, L.P., a wholly-owned subsidiary of Smith, and the Company.
In connection with the purchase of business operations, the Company may elect to amend the Plan to give past service credit to former employees of the acquired operations who become employees of the Company.
Investment Options
Participants have the option of investing their contributions and the Company’s basic, matching and discretionary contributions among one or all of the available investments, including Smith common stock, 24 registered investment company funds and a common/collective trust offered by the Vanguard Group of Investment Companies. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including Smith common stock, at any time, subject to certain limitations.

Administrative Expenses
The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.
Plan Termination
The Company intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.
Loans
Participants may borrow from their accounts no more than twice annually, provided that they have no more than two outstanding loans, subject to terms specified by the Plan document. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.
Distributions, Withdrawals and Forfeitures
A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by Plan management and limited to the participant’s vested account balance.
In the event that a participant terminates employment with the Company, the participant’s vested balances will be distributed in accordance with the Plan’s distribution provisions including, when applicable, the participant’s distribution election. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination and may be used to reduce the Company’s contributions and pay Plan expenses. During 2009, forfeitures of $1,429,163 and $64,326 were used to reduce the Company’s contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2009 and 2008, totaled $49,495 and $111,402, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been converted to an accrual basis in accordance with accounting principles generally accepted in the United States of America.
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) established that the Accounting Standards Codification (the “Codification”) will be the single official source of authoritative U.S. generally accepted accounting principles, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative guidance for SEC registrants. The new Codification standards were effective for 2009.
In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.
In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The common/collective trust, which contains fully benefit-responsive investment contracts, is stated at fair value based on the value of the underlying investments and is expressed in units and is then adjusted by the issuer to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issue or otherwise. The crediting interest rates were 3.3 percent and 4.6 percent at December 31, 2009 and 2008, respectively. The average yield for the year ended December 31, 2009 was 3.2 percent. The Smith common stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.
Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for benefits includes realized, as well as unrealized, gains or losses on investments. The net change in realized gains and losses on sales are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.
Participant Account Valuation
The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant’s account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant’s account balance in each fund, after reducing the participant’s account for distributions, if any.
Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for benefits and is allocated to participants’ accounts based upon each participant’s proportionate share of assets in each investment fund.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
3. FAIR VALUE MEASUREMENTS
The Plan adopted applicable accounting guidance, which establishes a fair value hierarchy and divides fair value measurement into three broad levels: Level 1 is comprised of active-market quoted prices for identical instruments; Level 2 is comprised of market-based data obtained from independent sources; and Level 3 is comprised of non-market based estimates which reflect the best judgment of the Administrative Committee. The following table sets forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Balanced Funds (Stocks and Bonds)	$147,881,245	$—	$—	$147,881,245
Domestic Stock Funds	84,336,547	—	—	84,336,547
Retirement Savings Trust	—	44,180,606	—	44,180,606
Smith International, Inc. Common Stock Fund	—	24,414,541	—	24,414,541
Bond Funds	22,698,239	—	—	22,698,239
International Stock Funds	20,279,768	—	—	20,279,768
Money Market Fund	18,114,069	—	—	18,114,069
Participant Loans	—	—	13,437,013	13,437,013

	$293,309,868	$68,595,147	$13,437,013	$375,342,028

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 Participant Loan investments for the year ended December 31, 2009:

Balance at Beginning of Year	$12,970,135
Loan Repayments	(4,959,970)
Loan Withdrawals	5,426,848

Balance at End of Year	$13,437,013

4. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on April 16, 2008, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Administrative Committee believes the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.
5. RISKS AND UNCERTAINTIES
The Plan provides for various investments in registered investment company funds, a common/collective trust and Smith common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. The allocation of total Plan investments by type at December 31, is as follows:

	2009	2008
Balanced Funds (Stocks and Bonds)	39.7%	37.6%
Domestic Stock Funds	22.5	19.0
Retirement Savings Trust	11.5	13.9
Smith International, Inc. Common Stock Fund	6.5	6.0
Bond Funds	6.1	8.7
International Stock Funds	5.4	4.0
Money Market Fund	4.8	6.8
Participant Loans	3.5	4.0

	100.0%	100.0%

6. RELATED-PARTY TRANSACTIONS
The Plan invests in shares of common stock of Smith. As Smith is the majority owner of the sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds and a common/collective trust fund managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

7. INVESTMENTS
Individual investments, which exceed five percent of net assets available for Plan benefits as of December 31, 2009 or December 31, 2008, are as follows:

	2009	2008
Vanguard Wellington Fund	$124,169,472	$101,693,713
Vanguard Retirement Savings Trust	44,180,606	43,764,263
Vanguard PRIMECAP Fund	35,868,189	27,077,843
Smith International, Inc. Common Stock Fund	24,414,541	18,801,701
Vanguard 500 Index Fund	22,156,387	15,739,555
Vanguard International Growth Fund	20,279,768	12,367,178
Vanguard Prime Money Market Fund	18,114,069	21,611,890
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
Balanced Funds	$21,305,796

Equity Funds	24,795,669

Smith International, Inc. Common Stock Fund	4,416,813

$50,518,278

8. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per financial statements, contract value	$378,460,325	$322,171,717

Add/(Deduct): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	955,280	(572,162)

Net assets available for benefits per Form 5500, fair value	$379,415,605	$321,599,555

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

2009
Increase in net assets available for benefits per financial statements	$56,288,608

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,527,442

Increase in net assets available for benefits per Form 5500, fair value	$57,816,050

9. SUBSEQUENT EVENT
Schlumberger Limited Merger Agreement
On February 21, 2010, Smith, Schlumberger Limited (“Schlumberger”) and Turnberry Merger Sub, Inc., a wholly-owned subsidiary of Schlumberger, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Turnberry Merger Sub, Inc. will merge with and into Smith, with Smith surviving as a wholly-owned subsidiary of Schlumberger, and each share of Smith common stock will be converted into the right to receive 0.6966 shares of Schlumberger common stock (the “Merger”). Completion of the Merger is subject to (i) approval of the Merger by the stockholders of Smith, (ii) applicable regulatory approvals, including the termination or expiration of the applicable waiting period (and any extensions thereof) under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and European Community merger regulations, and (iii) other customary closing conditions. In early April 2010, the parties received a request for additional information and documentary material, often referred to as a “second request”, from the Antitrust Division of the United States Department of Justice, which extends the waiting period under the Hart-Scott-Rodino Act.
Under the Merger Agreement, Smith agreed to conduct its business in the ordinary course while the Merger is pending, and, except as permitted under the Merger Agreement, to generally refrain from, among other things, acquiring new or selling existing businesses, incurring new indebtedness, repurchasing Smith shares, issuing new common stock or equity awards, or entering into new material contracts or commitments outside the normal course of business, without the consent of Schlumberger.

M-I RETIREMENT PLAN
EIN: 76-0596553
FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment, Including
	Borrower,	Maturity Date, Rate of Interest,
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
*	Vanguard Group	Vanguard Wellington Fund	**	$124,169,472
*	Vanguard Group	Vanguard Retirement Savings Trust	**	44,180,606
*	Vanguard Group	Vanguard PRIMECAP Fund	**	35,868,189
*	Smith International, Inc.	Smith International, Inc. Common Stock Fund	**	24,414,541
*	Vanguard Group	Vanguard 500 Index Portfolio Fund	**	22,156,387
*	Vanguard Group	Vanguard International Growth Fund	**	20,279,768
*	Vanguard Group	Vanguard Prime Money Market Fund	**	18,114,069
*	Vanguard Group	Vanguard Windsor Fund	**	15,606,780
*	The Plan	Participant Loans (highest and lowest interest rates are 9.25% and 3.25%, respectively)	**	13,437,013
*	Vanguard Group	Vanguard Total Bond Market Index Fund	**	8,816,911
*	Vanguard Group	Vanguard Extended Market Index Fund	**	7,635,195
*	Vanguard Group	Vanguard Target Retirement 2015 Fund	**	6,343,360
*	Vanguard Group	Vanguard Long-Term Investment Grade Fund	**	6,173,307
*	Vanguard Group	Vanguard Target Retirement 2025 Fund	**	5,764,707
*	Vanguard Group	Vanguard Intermediate-Term Treasury Fund	**	3,963,367
*	Vanguard Group	Vanguard Target Retirement 2035 Fund	**	3,562,992
*	Vanguard Group	Vanguard Explorer Fund	**	3,069,996
*	Vanguard Group	Vanguard Long-Term Treasury Fund	**	2,016,792
*	Vanguard Group	Vanguard Target Retirement 2020 Fund	**	1,964,140
*	Vanguard Group	Vanguard Short-Term Treasury Fund	**	1,727,861
*	Vanguard Group	Vanguard Target Retirement 2045 Fund	**	1,319,523
*	Vanguard Group	Vanguard Target Retirement Income Fund	**	1,313,343
*	Vanguard Group	Vanguard Target Retirement 2010 Fund	**	1,189,719
*	Vanguard Group	Vanguard Target Retirement 2050 Fund	**	752,546
*	Vanguard Group	Vanguard Target Retirement 2030 Fund	**	591,207
*	Vanguard Group	Vanguard Target Retirement 2005 Fund	**	476,413
*	Vanguard Group	Vanguard Target Retirement 2040 Fund	**	433,824

		Total Investments		$375,342,028

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2010	M-I RETIREMENT PLAN
	By:	Administrative Committee for
the M-I Retirement Plan

	By:	/s/ W. Frank Richter
W. Frank Richter, Member

	By:	/s/ Malcolm W. Anderson
Malcolm W. Anderson, Member

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm